UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Houghton Mifflin Harcourt Company

(Name of Subject Company)

Houghton Mifflin Harcourt Company

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

William F. Bayers, Esq.

Executive Vice President, Secretary and General Counsel

Houghton Mifflin Harcourt Company

125 High Street

Boston, MA 02110

(617) 351-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz, Esq.

Joseph Conahan, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Houghton Mifflin Harcourt Company, a Delaware corporation. The address of the Company’s principal executive office is 125 High Street, Boston, Massachusetts 02110. The telephone number of the Company’s principal executive office is (617) 351-5000. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “HMH,” the “Company,” “we,” “us,” and “our” refer to Houghton Mifflin Harcourt Company.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value of $0.01 per share (the “Common Stock” or the “Shares”). As of February 28, 2022, there were 127,728,011 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Harbor Purchaser Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation (“Parent”), which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership (“Veritas”), to purchase all of the issued and outstanding Shares at a purchase price of $21.00 per Share (the “Offer Price”), net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 7, 2022 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”, which, together with this Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 7, 2022. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2022 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer, and subject to the satisfaction or waiver of the conditions to the Offer and subject to the absence of injunctions or other legal restraints preventing the consummation thereof, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the Company’s stockholders will be required to consummate the Merger.

Pursuant to the terms of the Merger Agreement, (a) as soon as practicable after the later of (i) the earliest time as of which Purchaser is permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to accept for purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions (as defined in the Merger Agreement) shall have been satisfied or waived, Purchaser will (and Parent will cause Purchaser to) irrevocably accept for purchase all Shares validly tendered pursuant to the Offer (and not validly withdrawn) (the time of such acceptance for payment, the “Acceptance Time”), and (b) as promptly as practicable following the Acceptance Time, and in any event not later than three business days (determined under Rule 14d-1(g)(3) under the Exchange Act) after the expiration of the Offer, Purchaser will pay, or cause the Paying Agent (as defined in the Merger Agreement) to pay, for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not accepted for payment in the Offer (other than any (i) Shares held in the treasury of the Company, any wholly owned subsidiary of the Company, or by Parent, Purchaser or any other wholly owned subsidiary of the Parent and (ii) Shares held by stockholders who have properly demanded the appraisal of such Shares in accordance with Section 262 of the DGCL (and who have not thereafter effectively withdrawn their demand for appraisal of such Shares or have not otherwise lost, waived or failed to perfect their appraisal rights under Section 262 of the DGCL)) that are issued and outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive the Offer Price in cash, without interest.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on March 7, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m., New York City time, on April 1, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”) is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 9 West 57th Street, 32nd Floor New York, New York 10019.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, in the excerpt from the Company’s proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, dated and filed with the SEC on March 22, 2021 (the “Proxy Statement”), which excerpt is filed as Exhibit (e)(3) to this Schedule 14D-9 and is hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between: (i) the Company or its affiliates, on the one hand, and Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) the Company or its affiliates, on the one hand, and the Company’s executive officers, directors or affiliates, on the other hand. Exhibit (e)(3) to this Schedule 14D-9 includes the following sections from the Proxy Statement: “Employment Arrangements” and “Potential Post-Employment Payments Upon Termination or Change in Control.”

In connection with the Company’s long-term planning and consideration of various strategic alternatives available to the Company, the Company’s Board of Directors (the “Board”) formed a special committee (the “Special Committee”) comprised of Lawrence K. Fish, L. Gordon Crovitz, Jean S. Desravines and Jill A. Greenthal, each of whom is an independent and disinterested director of the Company and independent of Veritas, to act on behalf of the Company to review and evaluate potential transactions, including the Offer and the Merger, review and negotiate the Merger Agreement and make a recommendation to the Board with respect to the Proposal and the Merger Agreement. See “Background of the Offer” and “Reasons for the Recommendation; Recommendation of the Special Committee; Recommendation of the Board” in Item 4.

The Special Committee and the Board were aware of the contracts, agreements, arrangements or understandings described below in this Item 3 and considered them along with other matters described below in “Reasons for the Recommendation; Recommendation of the Special Committee; Recommendation of the Board” in Item 4.

Arrangements between the Company and Parent

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“The Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 13—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Purchaser rather than establishing matters as facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates.

Confidentiality Agreement

On November 17, 2021, the Company and Veritas entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, subject to certain limitations, each of the Company and Veritas has agreed to, and to cause its subsidiaries, affiliates, officers, directors, general partners, managing members, employees, agents and professional advisors and consultants to keep confidential certain non-public information about the other party and not to use such non-public information, except for the specific purpose of evaluating, negotiating and consummating a possible negotiated transaction between the Company and Veritas. The Confidentiality Agreement also includes an 18-month non-solicitation provision and a 12-month standstill provision that terminates with respect to Veritas or the Company if any other person or group has consummated an acquisition of more than 50% of the outstanding equity securities of the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.

Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards

Certain directors and executive officers of the Company hold (i) outstanding shares of Common Stock and (ii) options to purchase shares of Common Stock from the Company (each, a “Company Stock Option”), restricted stock units (each, a “Company RSU”), and performance-vested restricted stock units (each, a “Company PRSU”) granted pursuant to a Company stock incentive or equity-related plan (a “Company Stock Plan”).

Shares of Common Stock

The Company’s executive officers and directors who tender the shares of Common Stock they own pursuant to the Offer will be entitled to receive the same Offer Price per share of Common Stock on the same terms and conditions as the other Company stockholders who tender their shares of Common Stock into the Offer. If the Merger is consummated, any shares of Common Stock owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the same Offer Price per share of Common Stock on the same terms and conditions as the other Company stockholders whose shares are converted in the Merger.

Consideration for Shares of Common Stock

The approximate value of the cash payments that each director, executive officer and named executive officer of the Company would receive in exchange for his or her shares of Common Stock in the Offer if they were to tender their shares of Common Stock is set forth in the table below. The amounts set forth in the table below are based on the number of shares of Common Stock held or beneficially owned by the Company’s directors, executive officers and named executive officers as of March 1, 2022 and are calculated before any taxes that may be due on such amounts paid. The amounts set forth in the table below exclude shares of Common Stock subject to issuance pursuant to outstanding Company Stock Options, Company RSUs, and Company PRSUs, which are described below.

Name	Number of Shares of Common Stock	Cash Consideration for Shares of Common Stock
Executive Officers and Directors
John J. Lynch, Jr., President, Chief Executive Officer and Director	407,322	$8,553,762
Joseph P. Abbott, Jr., Executive Vice President and Chief Financial Officer	153,222	$3,217,662
William F. Bayers, Executive Vice President, Secretary and General Counsel	79,193	$1,663,053
Michael E. Evans, Executive Vice President, Chief Revenue Officer	31,373	$658,833
James P. O’Neill, Executive Vice President and General Manager, Core Solutions	75,092	$1,576,932
Amy L. Dunkin, Executive Vice President, General Manager, Services	32,818	$689,178
Matthew Mugo Fields, Executive Vice President and General Manager, Supplemental and Intervention Solutions	41,339	$868,119

Alejandro Reyes, Senior Vice President, Chief People Officer	25,375	$532,875
L. Gordon Crovitz, Director(1)	96,677	$2,030,217
Jean-Claude Brizard, Director	—	$—
Jean S. Desravines, Director(1)	73,721	$1,548,141
Lawrence K. Fish, Director	268,378	$5,635,938
Jill A. Greenthal, Director(1)	60,053	$1,261,113
John F. Killian, Director	118,030	$2,478,630
John R. McKernan Jr., Director	136,447	$2,865,387
Tracey D. Weber, Director	94,954	$1,994,034
All of our directors, executive officers and named executive officers as a group (16 persons)	1,693,994	$35,573,874

(1)

Number of shares owned does not include certain shares treated as deferred compensation pursuant to the non-employee director deferred compensation program, as disclosed below under the heading “—Restricted Stock Units.”

Equity-Based Incentive Awards

The Company has granted to its directors, executive officers and named executive officers Company Stock Options, Company RSUs, and Company PRSUs pursuant to a Company Stock Plan.

Company Stock Options

Pursuant to, and as further described in, the Merger Agreement, effective as of immediately prior to the acceptance time of the Offer, each Company Stock Option, to the extent unexercised, will vest in full and automatically be canceled and converted into the right to receive an amount in cash, less applicable withholding, equal to the product of: (a) the total number of shares of Common Stock then underlying such Company Stock Option multiplied by (b) the excess, if any, of the Offer Price over the exercise price per share of such Company Stock Option. However, if the exercise price per share for such Company Stock Option is equal to or exceeds the Offer Price, then such Company Stock Option will be canceled without any cash or other consideration being paid or provided in respect thereof.

Each holder of a Company Stock Option canceled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company Stock Options held by the Company’s directors, executive officers and named executive officers as of March 1, 2022.

Name	Number of Shares subject to Company Stock Option	Cash Consideration for Company Stock Option
Executive Officers and Directors
John J. Lynch, Jr., President, Chief Executive Officer and Director	604,230	$4,864,052
Joseph P. Abbott, Jr., Executive Vice President and Chief Financial Officer	471,830	$1,146,547
William F. Bayers, Executive Vice President, Secretary and General Counsel	—	$—
Michael E. Evans, Executive Vice President, Chief Revenue Officer	—	$—
James P. O’Neill, Executive Vice President and General Manager, Core Solutions	306,782	$3,497,315
Amy L. Dunkin, Executive Vice President, General Manager, Services	61,356	$699,458
Matthew Mugo Fields, Executive Vice President and General Manager, Supplemental and Intervention Solutions	194,295	$2,214,963
Alejandro Reyes, Senior Vice President, Chief People Officer	61,356	$699,458
L. Gordon Crovitz, Director	—	$—
Jean-Claude Brizard, Director	—	$—
Jean S. Desravines, Director	—	$—
Lawrence K. Fish, Director	—	$—
Jill A. Greenthal, Director	—	$—
John F. Killian, Director	—	$—
John R. McKernan Jr., Director	—	$—
Tracey D. Weber, Director	—	$—
All of our directors, executive officers and named executive officers as a group (16 persons)	1,699,849	$13,121,793

Restricted Stock Units

Pursuant to, and as further described in, the Merger Agreement, effective as of immediately prior to the acceptance time of the Offer, each outstanding and unvested Company RSU (that is not a Company PRSU) shall vest in full and automatically be canceled and converted into the right to receive an amount in cash, less applicable withholding, equal the product of: (a) the total number of shares of Common Stock then underlying such Company RSU multiplied by (b) the Offer Price.

Each holder of a Company RSU canceled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company RSUs held by the Company’s directors, executive officers and named executive officers as of March 1, 2022:

Name	Number of Company RSUs	Cash Consideration for Company RSUs
Executive Officers and Directors
John J. Lynch, Jr., President, Chief Executive Officer and Director	444,787	$9,340,527
Joseph P. Abbott, Jr., Executive Vice President and Chief Financial Officer	232,414	$4,880,694
William F. Bayers, Executive Vice President, Secretary and General Counsel	91,306	$1,917,426
Michael E. Evans, Executive Vice President, Chief Revenue Officer	154,737	$3,249,477
James P. O’Neill, Executive Vice President and General Manager, Core Solutions	124,508	$2,614,668
Amy L. Dunkin, Executive Vice President, General Manager, Services	50,760	$1,065,960
Matthew Mugo Fields, Executive Vice President and General Manager, Supplemental and Intervention Solutions	70,678	$1,484,238
Alejandro Reyes, Senior Vice President, Chief People Officer	49,804	$1,045,884
L. Gordon Crovitz, Director (a)	66,622	$1,399,062
Jean-Claude Brizard, Director	12,869	$270,249
Jean S. Desravines, Director (a)	23,566	$494,886
Lawrence K. Fish, Director	15,594	$327,474
Jill A. Greenthal, Director (a)	66,622	$1,399,062
John F. Killian, Director	11,066	$232,386
John R. McKernan Jr., Director	—	$—
Tracey D. Weber, Director	11,066	$232,386
All of our directors, executive officers and named executive officers as a group (16 persons)	1,426,399	$29,954,379

(a)	The amounts include 55,556, 12,500 and 55,556 Company RSUs whose settlement has been deferred for each of Mr. Crovitz, Mr. Desravines and Ms. Greenthal, respectively.

Performance-Vested Restricted Stock Units

Pursuant to, and as further described in, the Merger Agreement, effective as of immediately prior to the acceptance time of the Offer, each outstanding and unvested Company PRSU (by virtue of the deemed achievement of any such performance-based vesting conditions based on target performance) shall vest in full and automatically be canceled and converted into the right to receive an amount in cash, less applicable withholding, equal to the product of: (a) the total number of shares of Common Stock then underlying such Company PRSU (determined, for the avoidance of doubt, by reference to the number of shares of Common Stock then underlying such Company PRSU based on the achievement of target performance) multiplied by (b) the Offer Price.

Each holder of a Company PRSU canceled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company PRSUs held by the Company’s directors, executive officers and named executive officers as of March 1, 2022. None of the Company’s directors hold any PRSUs:

Name	Number of Company PRSUs (1)	Cash Consideration for Company PRSUs (1)
Executive Officers and Directors
John J. Lynch, Jr., President, Chief Executive Officer and Director	824,290	$17,310,090
Joseph P. Abbott, Jr., Executive Vice President and Chief Financial Officer	435,093	$9,136,953
William F. Bayers, Executive Vice President, Secretary and General Counsel	170,929	$3,589,509
Michael E. Evans, Executive Vice President, Chief Revenue Officer	262,230	$5,506,830
James P. O’Neill, Executive Vice President and General Manager, Core Solutions	233,084	$4,894,764
Amy L. Dunkin, Executive Vice President, General Manager, Services	94,666	$1,987,986
Matthew Mugo Fields, Executive Vice President and General Manager, Supplemental and Intervention Solutions	129,706	$2,723,826

Alejandro Reyes, Senior Vice President, Chief People Officer	93,234	$1,957,914
L. Gordon Crovitz, Director	—	$—
Jean-Claude Brizard, Director	—	$—
Jean S. Desravines, Director	—	$—
Lawrence K. Fish, Director	—	$—
Jill A. Greenthal, Director	—	$—
John F. Killian, Director	—	$—
John R. McKernan Jr., Director	—	$—
Tracey D. Weber, Director	—	$—
All of our directors, executive officers and named executive officers as a group (16 persons)	2,243,232	$47,107,872

(1)

The amount is determined by reference to the number of shares of Common Stock underlying such Company PRSUs based on the achievement of target performance, which overstates the number for certain 2019 awards paid out after March 1, 2022 where actual performance was below target.

Existing Employment Arrangements

Change in Control Severance Plan

The Company maintains the Change in Control Severance Plan. All of the Company’s named executive officers and executive officers are eligible to participate in the Change in Control Severance Plan. Under this plan, if the executive’s employment is (i) terminated by the Company or its subsidiary other than for “cause” (as defined in the HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan, as it may be amended from time to time) other than for Mr. Lynch, for whom the definition of “cause” is defined in his offer letter with the Company, dated February 10, 2017, each as set forth below) and other than due to death or disability, or (ii) if the executive resigns for “good reason,” (as defined below) in either case, within two years after a “change in control” (as defined in the plan and which includes the transactions contemplated by the Merger Agreement) or the period commencing on the date of entry into a definitive agreement or following a public announcement by the Company of a transaction or transactions that would result in a change in control (but not earlier than six months preceding the change in control) (the “Change in Control Protection Period”), then the Company or its successor would be obligated to pay or provide the following benefits in addition to certain accrued obligations and contingent upon the executive’s execution and non-revocation of a release of claims:

•

Tier I (applicable for Messrs. Lynch and Abbott) — A lump sum cash payment, as soon as practicable but in no event later than 10 days following the release effective date, equal to the sum of (i) two times the sum of (a) his or her annual base salary (as in effect immediately prior to the change in control or immediately prior to the termination, whichever is higher) plus (b) his or her target annual bonus (as in effect immediately prior to the change in control or immediately prior to the termination, whichever is higher), plus (ii) the pro rata portion of the target annual bonus (for the year in which the termination occurs or in which the change in control occurs, whichever is greater).

•

Tier II (applicable for the other named executive officers and executive officers) — A lump sum cash payment, as soon as practicable but in no event later than 10 days following the release effective date, equal to the sum of (i) two times his or her annual base salary (as in effect immediately prior to the change in control or immediately prior to the termination, whichever is higher), plus (ii) his or her target annual bonus (as in effect immediately prior to the change in control or immediately prior to the termination, whichever is higher), plus (iii) the pro rata portion of the target annual bonus (for the year in which the termination occurs or in which the change in control occurs, whichever is greater).

•

For both Tier I and II – the executive’s annual bonus payable for the fiscal year immediately preceding the fiscal year in which the termination occurs if such bonus has not been paid as of the termination, paid at the same time as annual bonuses are paid to other senior executives of the Company but not later than the March 15th next following the termination, payable without regard to the requirement, if any, that the executive be employed on the payment date.

The plan provides for a cutback of severance payments to the safe harbor amount if the payments would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (commonly referred to as parachute taxes) but only if such reduction would result in a greater net payment to the executive than he or she would have received without such reduction but after paying the excise tax.

In addition, the plan may not be amended or terminated in a way adverse to participants in the plan, and participants may not be removed from plan participation, following the occurrence of a change in control or the entry into a definitive agreement (or commencement of an action) the consummation of which would result in a change in control. The plan provides that it will automatically terminate following the expiration of the two-year period following a change in control, except for liabilities incurred for severance that has already been triggered prior to the termination date of the plan.

The term “good reason” generally means (i) material adverse change in duties or reporting relationship, (ii) reduction in salary or annual bonus opportunity not in connection with an across-the-board reduction for other senior executives of the Company or (iii) forced relocation to a place of employment more than fifty miles from the executive’s place of employment immediately prior to the change in control; provided, however, that no termination of an executive’s employment will constitute a termination for good reason unless (a) the executive has first provided the Company with written notice specifically identifying the acts or omissions constituting the grounds for good reason within thirty days after the executive has or should reasonably be expected to have had knowledge of the occurrence thereof, (b) the Company has not cured such acts or omissions within thirty days of its actual receipt of such notice and (c) the effective date of the executive’s termination for good reason occurs no later than ninety days after the initial existence of the facts or circumstances constituting good reason.

The term “cause” generally means (i) the executive’s commission or guilty plea or plea of no contest to a felony (or its equivalent under applicable law) or any crime that involves moral turpitude, (ii) conduct by the executive that constitutes fraud or embezzlement or any acts of dishonesty in relation to his or her duties with the Company or its affiliates, (iii) the executive having engaged in gross negligence, bad faith or intentional misconduct which causes either reputational or economic harm to the Company or its affiliates, (iv) the executive’s continued refusal to substantially perform his or her essential duties with respect to the Company or its affiliates, which refusal is not remedied within ten days after written notice from the Board, or (v) the executive’s breach of his or her obligations under any service contract he or she has with the Company or its affiliates or any written Company employment policy, including any code of conduct, which is not cured, if curable, within ten days after the Company notifies the executive of such breach.

Pursuant to Mr. Lynch’s offer letter, his participation in the Change in Control Severance Plan at the level of a Tier 1 Employee applies the definition of “cause” set forth in his offer letter in lieu of the definition included in the Change in Control Severance Plan. Under his offer letter, “cause” generally means (i) the executive’s guilty plea or plea of no contest to a felony (or its equivalent under applicable law) or any crime that involves moral turpitude, (ii) conduct by the executive that constitutes fraud or embezzlement or any acts of material dishonesty in relation to his duties with the Company or its affiliates that causes or is reasonably expected to cause material harm to the Company or its affiliates, (iii) the executive having engaged in gross negligence, bad faith or intentional misconduct which causes either material reputational or material economic harm to the Company or its affiliates, (iv) the executive’s continued refusal to substantially perform his essential duties with respect to the Company or its affiliates, which refusal is not remedied within ten days after written notice from the Board, or (v) the executive’s material breach of his obligations under any service contract he has with the Company or its affiliates or any written Company employment policy, including the Company’s formally adopted Code of Conduct, which is not cured, if curable, within ten days after the Company notifies the executive of such breach.

The foregoing summary is qualified in its entirety by reference to the Change in Control Severance Plan attached hereto as Exhibit (e)(5) and incorporated herein by reference.

Compensation Arrangements Entered into in Connection with the Transactions

Executive Officer and Director Arrangements Entered into Following the Execution of the Merger Agreement and Prior to the Consummation of the Merger

Certain executive officers have been awarded Company RSUs, including Company PRSUs, on March 1, 2022, which will be treated in the same manner as other Company RSU and Company PRSU awards, as described above in, and reflected in the tables of, the sections entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards.”

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the effective time of the Merger (the “Effective Time”), it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that Parent shall provide (or cause to be provided) to each employee of the Company and its subsidiaries (a “Company Employee”) for the period of one year following the Effective Time (or such shorter period during which the Company Employee remains employed): (i) a base salary or wage rate no less favorable than the base salary or wage rate provided to such employee immediately before the acceptance time of the Offer, (ii) commission or incentive opportunity and annual bonus opportunity (excluding any special one-time bonuses, retention bonuses or equity-based arrangements) no less favorable in the aggregate than the commission or incentive opportunity and annual bonus opportunity provided to such employee immediately before the acceptance time of the Offer and (iii) other employee benefits (excluding defined benefit pension plan participation and any retiree medical arrangements) that are substantially comparable, in the aggregate, to the other benefits provided to such employee immediately before the acceptance time of the Offer.

Pursuant to the Merger Agreement, Parent has also agreed that, for all purposes under the employee benefit plans and other compensatory arrangements of the Parent and its subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”) other than (x) with respect to benefit accrual under any defined benefit pension plan or any retiree medical plan established after the acceptance time of the Offer or (y) to the extent that it would result in a duplication of benefits, each Company Employee shall be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the acceptance time of the Offer, to the same extent as such Company Employee was entitled, before the acceptance time of the Offer, to credit for such service under any similar Company Employee Plan (as defined in the Merger Agreement and generally meaning any benefit or compensation plan, policy, agreement or arrangement sponsored, maintained, contributed to or required to be contributed to by the Company or any of its subsidiaries or certain affiliates or for the benefit of, or relating to, any current or former employee or individual service provider of the Company or any of its subsidiaries or certain affiliates) in which such Company Employee participated or was eligible to participate immediately prior to the acceptance time of the Offer.

In addition, pursuant to the Merger Agreement, Parent has agreed that (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any New Plans to the extent coverage under such New Plan is of the same type as the Company Employee Plan in which such Company Employee participated immediately before the acceptance time of the Offer (such plans, collectively, the “Old Plans”); (ii) the Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of any New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan of the Company or its subsidiaries in which such Company Employee participated immediately prior to the acceptance time of the Offer; and (iii) the Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Further, pursuant to the Merger Agreement, Parent has agreed that if the employment of any Company Employee (who is not otherwise a party to an agreement providing for severance benefits) is terminated on or prior to the first anniversary of the Effective Time under circumstances under which such Company Employee would have received severance benefits under the severance practices of the Company and its subsidiaries, the Parent will cause the Surviving Corporation to provide that such Company Employee shall be entitled to severance benefits from the Surviving Corporation as provided pursuant to certain of the Company’s or its subsidiary’s severance plans or practices, including, with respect to the named executive officers and executive officers, the Change in Control Severance Plan.

Nothing in the Merger Agreement will (x) otherwise prohibit the Parent or any of its subsidiaries from amending or terminating (in accordance with any applicable terms) or will be construed as creating or amending any Company Employee Plans or any other compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by the Company, Parent or any of their subsidiaries or (y) otherwise require Parent or any of its subsidiaries to create or continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time or to employ any particular person on any particular terms.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the transactions contemplated by the Merger Agreement that is payable or may become payable to each of the Company’s named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur, and are not reduced by any Code Section 4999 best-net cutback or any other reduction that might apply. As a result, the actual amounts that may be paid to a named executive officer in connection with the transactions contemplated by the Merger Agreement may differ materially from the amounts set forth in the table below. For a detailed description of the treatment of outstanding equity-based incentive awards under the Merger Agreement, please refer to “ —Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards” and for additional details regarding the terms of the payments described below, please refer to “ —Existing Employment Arrangements.”

The table below assumes that: (i) the Effective Time will occur on March 1, 2022; (ii) the employment of each named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the Change in Control Severance Plan; and (iii) the named executive officer’s base salary rates and target bonus opportunities remain unchanged. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the transactions contemplated by the Merger Agreement, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with to their terms, absent the transactions contemplated by the Merger Agreement. The individuals named below represent the named executive officers identified in the Proxy Statement.

Golden Parachute Compensation(1)

Name	Cash(2)	Equity(3)	Total
John J. Lynch, Jr.	$4,331,250	$31,514,669	$35,845,919
Joseph P. Abbott, Jr.	$2,337,500	$15,164,194	$17,501,694
William F. Bayers	$1,462,500	$5,506,935	$6,969,435
Michael E. Evans	$1,542,188	$8,756,307	$10,298,495
James P. O’Neill	$1,321,875	$11,006,747	$12,328,622

(1)

The conditions under which each of these payments and benefits are to be provided are described in further detail under the heading “ —Arrangements between the Company and its Executive Officers, Directors and Affiliates—Existing Employment Arrangements” set forth above.

(2)

Represents the lump-sum cash payments payable to each named executive officer under the terms and conditions of the Change in Control Severance Plan upon the termination of the executive’s employment (i) by the Company or its subsidiary other than for “cause” and other than due to death or disability, or (ii) by the executive for “good reason,” in either case, within two years after a “change in control” or the period commencing on the date of entry into a definitive agreement or following a public announcement by the Company of a transaction or transactions that would result in a change in control (but not earlier than six months preceding the change in control). For each of Messrs. Lynch and Abbott, the annual base salary amount and target annual bonus amount listed in the chart below are two times each of his respective annual base salary and target annual bonus amounts. For the remaining named executive officers, the annual base salary amount listed in the chart below is two times each of his respective annual base salary amounts and the target annual bonus amount is one times each of his respective target annual bonus amounts. In addition, the cash amounts listed in this table include the pro rata portion of the target annual bonus amount each of the named executive officers is entitled to upon such termination and such payment is separately identified in the chart below.

Name	Multiple of Annual Base Salary	Multiple of Target Annual Bonus	Pro-Rata Portion of Target Annual Bonus	Total
John J. Lynch, Jr.	$1,800,000	$2,250,000	$281,250	$4,331,250
Joseph P. Abbott, Jr.	$1,100,000	$1,100,000	$137,500	$2,337,500
William F. Bayers	$900,000	$450,000	$112,500	$1,462,500
Michael E. Evans	$1,050,000	$393,750	$98,438	$1,542,188
James P. O’Neill	$900,000	$337,500	$84,375	$1,321,875

(3)

Represents the aggregate value of the consideration to be paid to each named executive officer in respect of outstanding Company Stock Options, Company RSUs and Company PRSUs that will be canceled and cashed out pursuant to the terms of the Merger Agreement. For the number of Company Stock Options, Company RSUs and Company PRSUs held by each named executive officer and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards.” The amount included with respect to the Company PRSUs is determined by reference to the number of shares of Common Stock underlying such Company PRSUs based on the achievement of target performance, which overstates the number for certain 2019 awards paid out after March 1, 2022 where actual performance was below target.

Indemnification, Advancement and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain indemnification and advancement rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time. The Merger Agreement provides that from and after the Acceptance Time, each of the Parent and, from and after the Effective Time, the Surviving Corporation will, jointly and severally, indemnify and hold harmless each person who is or was, or becomes prior to the Effective Time, a director, manager or officer of the Company or any of its subsidiaries (each such person, an “Indemnified Party”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, manager, employee or agent of the Company or any of its subsidiaries or, while a director, manager or officer of the Company or any of its subsidiaries, is or was serving at the request of the Company or one of its subsidiaries as an officer, director, manager, employee or agent of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of the Parent and the Surviving Corporation; provided that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable law. From and after the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the organizational documents of the Surviving Corporation will contain, and Parent will cause such organizational documents to contain, provisions with respect to indemnification, exculpation from liability and advancement of expenses no less favorable than as is set forth in the Company’s organizational documents in effect on the date of the Merger Agreement.

The Merger Agreement further provides that, (i) the Surviving Corporation will maintain the current directors’ and officers’ liability insurance policy (the “Current D&O Insurance”) for six years from the Effective Time with respect to matters existing or occurring at or prior to the Effective Time or (ii) Parent will cause the Surviving Corporation to obtain a prepaid “tail” policy (the “Tail Policy”), effective as of the Effective Time, which policy provides the Indemnified Parties with directors’ and officers’ liability insurance for a period beginning at the Effective Time and ending no earlier than the sixth anniversary of the Effective Time. Parent will cause any such Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, that (i) in no event will the premiums for the Tail Policy exceed an aggregate premium amount in excess of 300% of the premium amount per annum paid prior to the Effective time for the Current D&O Insurance (the “Maximum Premium”) and (ii) if the Current D&O Insurance expires, is terminated or canceled during such six-year period or the aggregate premium amount for the Tail Policy exceeds the Maximum Premium, Parent will obtain a Tail Policy with the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding the Maximum Premium on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance. The Company may also, prior to the Acceptance Time, purchase a Tail Policy; provided that the Company does not pay more than six times the Maximum Premium for such Tail Policy and gives Parent a reasonable opportunity to participate in the selection of such Tail Policy. If a Tail Policy has been purchased by the Company prior to the Acceptance Time, the Parent shall cause such Tail Policy to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation.

Pursuant to the terms of the Merger Agreement, if Parent or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other entity and it is not the surviving entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any entity or person, then, and in each such case, Parent or the Surviving Corporation, as applicable will ensure that their successors and assigns, will expressly assume and succeed to the obligations described above and in the Merger Agreement.

The rights of each Indemnified Party under the Merger Agreement with respect to the Tail Policy are in addition to, and not in limitation of, any other rights such Indemnified Party may have under the organizational documents of the Company or the Surviving Corporation, under any other indemnification arrangement, under the DGCL or otherwise. The rights will survive the Acceptance Time and will also survive consummation of the Merger and the Effective Time. The terms of the Merger Agreement described in this section are intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Acceptance Time, the compensation committee of the Board will cause each Company material employee benefit plan and Company employment agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) of the Exchange Act.

Section 16 Matters

Prior to the Effective Time, the Board is required to take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares in the Offer and the deemed disposition and cancellation of Shares and, as applicable, any Company Stock Options, Company RSUs and Company PRSUs in the Merger by applicable individuals.

Compensation of the Special Committee

The Special Committee consists of four independent and disinterested members of the Board, Lawrence K. Fish, L. Gordon Crovitz, Jean S. Desravines and Jill A. Greenthal. For their service on the Special Committee, each member of the Special Committee receives $30,000 and the chair of the Special Committee receives $50,000. In addition, all non-employee directors who were asked to attend special Board meetings that were solely focused on the Merger received an additional $2,000 fee per special meeting. The compensation to be paid to the members of the Special Committee and the non-employee directors was approved by the full Board upon the recommendation of the Compensation Committee of the Board, and the payment of such compensation is not contingent on the entry by the Company into the Merger Agreement, the consummation of the Offer, the Merger, or any other transaction contemplated by the Merger Agreement or any other event.

Item 4.	The Solicitation or Recommendation

Recommendation of the Special Committee and the Board

At a meeting held on February 21, 2022, the Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of its legal and financial advisors and unanimously recommended that the Board (i) approve and declare the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) declare that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders; and (iv) recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

At a meeting held on February 21, 2022, after careful consideration, the Board, upon the recommendation of the Special Committee, among other things, unanimously: (i) approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders; and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Board unanimously recommends on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the joint press release issued by Parent and the Company, dated February 22, 2022, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

As part of the ongoing oversight of the Company’s business, the Board, together with John “Jack” Lynch, the Company’s President and Chief Executive Officer and a director, and other members of the Company’s management team, regularly reviews the Company’s operations and strategy, competitive position, prospects and opportunities to increase stockholder value.

Over the last eight months, the Board has consulted with Mr. Lynch and other members of management, representatives of its outside advisors, including Evercore Group L.L.C., the Company’s financial advisor (“Evercore”), and Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside legal counsel (“WilmerHale”), regarding the Company’s strategic plans and various potential strategic alternatives available to the Company.

On June 10, 2021, the Board held a special meeting by video conference at which a representative of WilmerHale reviewed with the Board the fiduciary duties of directors in the context of reviewing strategic alternatives.

On August 10, 2021 (the “August 10 Meeting”), at a regularly scheduled meeting of the Board at which members of the Company’s management team and a representative of WilmerHale were present, Mr. Lynch and Joseph P. Abbott, the Company’s Chief Financial Officer, reviewed the Company’s growth opportunities and challenges. At this meeting, the Company’s management team presented to the Board a preliminary three-year plan (the “Three-Year Plan”) and discussed with the Board the manner in which the financial projections and other details included in the Three-Year Plan were prepared and the material assumptions underlying such financial projections. The Company’s management team and the Board also discussed the current state of industry consolidation and precedent transactions.

At the August 10 Meeting, the Board, in consultation with the Company’s management team and in executive session, discussed whether to consider potential strategic alternatives for the Company. At that meeting, the Board formed a subcommittee, consisting of Lawrence K. Fish (Chair), Jean S. Desravines, Jill A. Greenthal and John F. Killian (the “Financial Advisor Committee”) to assist the Board in interviewing and engaging financial advisors to assist in evaluating whether the Company should consider strategic alternatives and to advise the Company in any potential resulting transaction.

In August and September 2021, the Financial Advisor Committee met by video conference three times. After considering proposals from potential financial advisors and based on, among other factors, Evercore’s qualifications, professional reputation and industry expertise, the Financial Advisor Committee approved the engagement of Evercore to serve as financial advisor to the Board to assist in evaluating whether the Company should consider strategic alternatives and to advise the Company in any potential resulting transaction. The engagement was memorialized in an engagement letter between the Company and Evercore entered into on September 3, 2021 and ratified by the Board at a meeting held on November 10, 2021.

On September 21, 2021 (the “September 21 Meeting”) at a regularly scheduled meeting of the Board, the Board discussed pursuing strategic alternatives for the Company in consultation with members of the Company’s management team and representatives of Evercore and WilmerHale. Representatives of Evercore reviewed the industry and the Company’s positioning within it and provided a preliminary overview of potential strategic alternatives. Evercore then reviewed preliminary valuation perspectives, process and timing considerations, and a list of potential third parties should the Company decide to consider strategic alternatives, including both strategic buyers and financial sponsors (with and without strategic assets), as well as sovereign wealth and pension funds, family offices and social impact funds (collectively, “non-traditional buyers”).

At the September 21 Meeting, a representative of WilmerHale reviewed the fiduciary duties of the Board members in considering strategic alternatives. In addition, the Board formed a long-term planning committee of independent directors, consisting of Lawrence K. Fish (Chair), L. Gordon Crovitz, Jill A. Greenthal and Jean S. Desravines, to consider long-term strategic planning and, in connection with such efforts, review and evaluate potential transactions for the Company (the “Special Committee”). The Board delegated authority to the Special Committee to, among other things, (1) review and evaluate the terms and conditions, and determine the advisability, of any potential transaction, (2) negotiate with any party with respect to the terms and conditions of a potential transaction, and to either disapprove of or approve moving forward with a potential transaction, (3) determine whether a potential transaction is fair to, and in the best interests of, the Company and all of its stockholders and (4) recommend to the full Board what action, if any, should be taken by the Board and the Company with respect to a potential transaction. The Board also determined that it would not recommend a potential transaction for approval by the Company’s stockholders or otherwise approve a potential transaction without the prior favorable recommendation of the Special Committee.

The Special Committee held its first meeting on September 21, 2021. Members of the Company’s management team and representatives of Evercore and WilmerHale participated. The Special Committee members discussed a schedule for meetings of the Special Committee and process and timing considerations.

On October 1, 2021, the Special Committee held a meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. At the meeting, the members of the Special Committee authorized Mr. Lynch to contact a financial sponsor that owns a strategic asset, referred to as Party A, which the Special Committee believed was reviewing strategic alternatives, to discuss potential synergies between the Company and Party A.

On October 7, 2021, the Special Committee held a meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. At the meeting, representatives of Evercore reviewed a list of parties that would potentially have an interest in pursuing a transaction with the Company, including strategic buyers and financial sponsors, and discussed an informal meeting with certain of the directors of the Company to consider non-traditional parties. In addition, representatives of Evercore and members of management discussed with the Special Committee preparation of the business overview that would be provided to potential participants in the strategic alternatives process.

On October 15, 2021, the Special Committee held a meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. At the meeting, representatives of Evercore reviewed and the directors discussed the list of potential process participants presented to the Special Committee at its October 7, 2021 meeting and the planned outreach to them. In addition, representatives of Evercore and members of management updated the Special Committee on the preparation of the business overview that would be provided to potential participants in the process.

On October 18, 2021, the Board held a special meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. At the meeting, members of the Special Committee and representatives of Evercore reviewed with the Board the process for considering strategic alternatives, the timing of outreach to potential participants, including strategic buyers, financial sponsors (with and without strategic assets) and non-traditional buyers (collectively, “potential participants”), and the preparation of the business overview that would be provided to potential participants.

On each of October 22, October 28 and November 2, 2021, the Special Committee met by video conference together with members of the Company’s management team and representatives of Evercore and WilmerHale to review the strategic alternatives process, the list of potential participants, the planned outreach to potential participants, the business overview and form of confidentiality agreement that would be provided to potential participants in the process. At each of these meetings, the Special Committee discussed the outreach by two directors to several contacts that such directors had with representatives of certain social impact funds and other non-traditional buyers previously presented to the Special Committee at its October 7, 2021 meeting.

On November 5, 2021, at the direction of the Special Committee, Evercore initiated its outreach to potential participants. Over the course of November 2021, representatives of Evercore contacted 60 potential participants about a possible strategic transaction with the Company.

In November and December 2021, the Company entered into confidentiality agreements with 20 separate parties, which included, among other provisions, a standstill provision that would cease to apply by its terms upon the Company’s entry into a definitive agreement to be acquired by another party.

On November 10, 2021, a special meeting of the Board was held by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale participated. The Board discussed the business overview that would be provided to potential participants in the process. Representatives of Evercore discussed the status of the outreach to, and recent conversations with, potential participants and provided an overall update on the market.

On November 18, 2021, at the request of the Board, Evercore distributed to all parties that had executed a confidentiality agreement the business overview prepared by the Company’s management. Also on November 18, 2021, following the execution of the confidentiality agreement between the Company and Veritas, representatives of Veritas received a presentation from the Company’s management team and Veritas began its due diligence review of the Company. From November 18 through November 22, 2021, any additional party that executed a confidentiality agreement was provided the business overview as well.

On November 19 and November 26, 2021, the Special Committee met by video conference together with members of the Company’s management team and representatives of Evercore and WilmerHale to review the status of the strategic alternatives process and the materials that would be provided to potential participants, including the business overview that had been prepared by the Company’s management and representatives of Evercore, and shared with the Board certain supplemental financial information and a proposed process letter requesting bids by a specified date. The Special Committee also discussed preparation of the Company’s virtual data room.

On November 23, 2021, Evercore distributed to all parties that had previously executed a confidentiality agreement and received the business overview, supplemental financial information together with a process letter requesting preliminary bids be received by no later than December 15, 2021. Any party that thereafter executed a confidentiality agreement received all of such information previously supplied to potential participants.

On December 3 and December 10, 2021, the Special Committee met by video conference together with members of the Company’s management team and representatives of Evercore and WilmerHale. At these meetings, representatives of Evercore reported on the number of parties that had executed confidentiality agreements and received the business overview, supplemental financial information and process letter from Evercore and provided highlights of preliminary meetings held in person and by videoconference between management and potential participants. Members of the Company’s management team reviewed the status of the virtual data room which would be made available to participants in the process.

On December 16, 2021, at a regularly scheduled meeting of the Board held both in person and by video conference (the “December 16 Board Meeting”) at which members of the Company’s management team and representatives of Evercore and WilmerHale were present, representatives of Evercore reported that they had reached out to 60 parties (including 49 financial sponsors and 11 strategic parties); 20 parties executed confidentiality agreements and received process materials (including 15 financial sponsors and five strategic parties); and 11 parties out of the 20 that executed confidentiality agreements (including eight financial sponsors and three strategic parties) participated in detailed presentations with members of the Company’s management team. Evercore noted that, following this process, they had received two preliminary proposals: one from Veritas for an acquisition of the Company at a price of between $17.50 and $18.50 per share in cash and one from a strategic party referred to as Party B at a price of between $19.50 to $20.50 per share in a combination of cash and Party B stock. Representatives of Evercore contacted Party A as part of the outreach, but Party A did not execute a confidentiality agreement or submit a preliminary proposal. Representatives of Evercore reported that a financial sponsor with a strategic asset, referred to as Party C, requested additional time to submit a preliminary proposal. After discussions with and at the direction of the Special Committee, the Company agreed to the extension.

In addition, at the December 16 Board Meeting, the Board together with representatives of Evercore discussed the plan for management presentations and financial and other diligence, and shared a preliminary timeline for executing a potential transaction.

After the December 16 Board Meeting, at the direction of the Special Committee, representatives of Evercore contacted each of Veritas and Party B to inform Veritas and Party B that the Board had authorized the Company to continue discussions with it about a possible strategic transaction and that Evercore would provide them with access to the virtual data room, additional financial information, including year-end financial information when available, a schedule for future management meetings and a timeline for providing final bids.

On December 18 and December 23, 2021, the Special Committee held meetings by videoconference at which members of the Company’s management and representatives of Evercore and WilmerHale were present. The representatives of Evercore summarized conversations with Veritas and Party B, including upcoming meetings with management, the potential participants’ discussions with financing sources and ongoing due diligence efforts. The representatives of Evercore also reported that Party C indicated that it would not be submitting a preliminary proposal or continuing in the process due to various factors, including valuation and challenges in securing financing on the required timeline.

On December 21, 2021, the Company entered into an additional confidentiality agreement with Party B to facilitate reciprocal due diligence by the Company on Party B.

Over the next several weeks, due diligence materials were made available to Veritas and Party B and representatives of each of Veritas and Party B and their respective advisors engaged in teleconferences with members of the Company’s management team regarding due diligence matters.

On January 7, 2022, the Special Committee held a meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. The representatives of Evercore reported that (i) subject to the Board’s approval, detailed management presentations were scheduled for mid-January with the Veritas and Party B and (ii) another financial sponsor, referred to as Party D, had recently executed a confidentiality agreement and planned to hold a preliminary meeting with management also on January 7, 2022.

On January 13, 2022, representatives of Party B met with the Company’s management for a detailed management presentation. At the meeting, the Company provided a verbal update to Party B on 2021 year-end results.

On January 14, 2022, the Board and the Special Committee held a joint meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. Representatives of Evercore reported that Party D indicated that it would not be continuing in the strategic review process due to various factors including valuation. Members of management presented the Company’s preliminary financial results for 2021 (the “Preliminary 2021 Results”), which were approved by the Board to share with Veritas and Party B. The representatives of WilmerHale discussed the fiduciary duties of directors in the strategic alternatives process.

On or about the market close on January 14, 2022, a media report speculated that the Company was working with a financial advisor to explore a sale of the Company. On the next trading day, January 18, 2022, the Company’s stock price closed at $17.73, a 14.7% increase from the closing price of $15.46 on January 13, 2022, the trading day prior to the report.

On January 17, 2022, the Board held a special meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. The Board discussed the recent media report speculating that the Company was engaged in a sale process. Members of management then presented an updated budget for 2022 (the “2022 Budget”) and an updated Three-Year Plan (the “Updated Three-Year Plan”), each of which was provided to the Board in advance of the meeting. Following a discussion, the Board approved the 2022 Budget and Updated Three-Year Plan in the forms presented at the meeting (for more information on the Updated Three-Year Plan, see the section entitled “—Certain Company Forecasts”). The Board authorized management to share the 2022 Budget and the Updated Three-Year Plan in the form discussed at the meeting with Evercore, Veritas and Party B as part of the strategic alternative process.

On January 19, 2022, representatives of Veritas met with the Company’s management for a detailed management presentation. At the meeting, the Company made available to Veritas the Preliminary 2021 Financials, the 2022 Budget and the Updated Three-Year Plan.

On January 21, 2022, the Special Committee held a meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. At the meeting, representatives of Evercore reported that Party B had determined not to continue in the strategic alternatives process due to a variety of reasons including certain internal issues, including Party B’s ability to effectively integrate the Company into its existing operations.

On January 25, 2022, Evercore sent a bid instruction letter to Veritas requesting submission of a final written proposal by February 17, 2022.

On January 27, February 4 and February 11, 2022, the Special Committee held meetings by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. At the meetings, representatives of Evercore discussed the status of the strategic alternatives process, the extensive due diligence efforts undertaken by Veritas following the submission of its preliminary bid, process and timing issues, and a final bid date of February 17, 2022. At the February 4 meeting, representatives of WilmerHale reviewed with the Special Committee the fiduciary duties of directors in the strategic alternative process.

On January 28, 2022, the draft merger agreement was made available to Veritas in the virtual data room.

On February 11, 2022, Veritas’ legal advisors, Milbank LLP (“Milbank”), provided a revised draft merger agreement to WilmerHale.

On February 15, 2022, WilmerHale and Milbank held a video conference to discuss Veritas’ comments to the draft merger agreement.

On February 17, 2022, the Company received a written non-binding proposal from Veritas to acquire the Company for $20.00 per share in cash. Veritas outlined its financing plan and confirmed that it had completed its due diligence review.

Later on February 17, 2022, Milbank provided a revised draft of the merger agreement to WilmerHale.

On February 18, 2022, the Special Committee held a meeting by video conference at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. Representatives of Evercore reviewed the proposal from Veritas and presented certain financial analyses. Representatives of WilmerHale reviewed the terms of the revised draft merger agreement submitted by Milbank.

Also later on February 18, 2022, immediately following the Special Committee meeting, the Board held a special meeting at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. Representatives of Evercore reviewed the proposal from Veritas and presented their financial analysis in respect of Veritas’ proposal. Representatives of WilmerHale then reviewed the revised draft merger agreement submitted by Milbank. After consulting with the Company’s financial and legal advisors, the Special Committee and the Board directed Evercore to communicate to Veritas that it would need to increase its proposal to $21.00 per share and to reconsider certain terms of the draft merger agreement.

Later on February 18, 2022, after the Board meeting and at the direction of the Board, representatives of Evercore contacted Veritas and indicated that Veritas would need to increase its bid proposal to $21.00 per share and to reconsider certain terms of the draft merger agreement.

Later on February 18, 2022, Veritas informed Evercore that it would increase its proposal to $21.00 per share and agreed to reconsider certain terms of the draft merger agreement.

Between February 18 and February 20, 2022, WilmerHale and Milbank continued negotiating terms of the merger agreement.

On February 20, 2022, the Board held a special meeting at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. Representatives of WilmerHale reviewed the terms of the draft merger agreement, including changes from the summary of the merger agreement discussed with the Special Committee and the Board on February 18, 2022.

On February 21, 2022, the Special Committee and the Board held a joint meeting at which members of the Company’s management team and representatives of Evercore and WilmerHale were present. Representatives of WilmerHale provided the Board with a final merger agreement and reviewed the changes to the version discussed with the Board on February 20, 2022, and also reviewed the fiduciary duties of directors in connection with the proposed transaction. Representatives of Evercore then summarized for the Board the strategic alternative process undertaken by the Company and reviewed with the Special Committee and the Board its financial analysis of the Offer Price and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated February 21, 2022, that, as of such date and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders. Following the presentations, the Special Committee unanimously recommended that the Board (i) approve and declare the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declare that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and (iv) recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer. Thereafter the Board unanimously resolved as so recommended by the Special Committee and also resolved, among other things, that the Merger be governed by Section 251(h) of the DGCL and be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement.

Later on February 21, the Company, Parent and Purchaser executed the Merger Agreement.

On February 22, 2022, prior to the opening of the markets, the Company issued a press release announcing the parties entry into the Merger Agreement.

On March 7, 2022, Purchaser commenced the Offer.

Reasons for the Recommendation of the Special Committee and the Board

Each of the Special Committee and the Board believes that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and, based on, among things, the Special Committee’s recommendation to the Board, the Board recommends that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Special Committee

In connection with its determinations and recommendation to the Board, the Special Committee evaluated a number of reasons, each of which the Special Committee believed supported its unanimous determination:

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Financial Terms. The Special Committee’s belief that the all-cash Offer Price of $21.00 per share represents the highest per Share consideration reasonably obtainable for the Shares, taking into account the Special Committee’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger, compared to the risks and uncertainty associated with the Company remaining independent and pursuing its current business and financial plans;

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Opinion of the Company’s Financial Advisor. The Special Committee considered the oral opinion of Evercore Group L.L.C., which was subsequently confirmed in Evercore Group L.L.C.’s written opinion, dated February 21, 2022, that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and conditions set forth in Evercore’s written opinion, the $21.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in “—Opinion of the Company’s Financial Advisor” below and in Annex A;

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Offer Price. The relationship of the Offer Price of $21.00 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represented a premium of approximately 35.8% to the unaffected closing price on January 13, 2022, the last trading day before the date on which a media report was published speculating about a potential sale process and an implied premium of approximately 18.1% to the average closing price per Share for the one month prior to and including February 18, 2022. The Special Committee also considered that between January 13, 2022 and February 18, 2022, trading prices in the market as a whole, and the share prices of other companies in the Company’s industry in particular, had either remained unchanged or declined in value, suggesting that the favorable change in the Company’s trading price was related to the media report and not tied to general market trends;

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Business and Financial Condition and Prospects. The Special Committee’s knowledge, familiarity and understanding of the business, operations, financial condition, earnings and prospects of the Company if the Company were to remain independent, and the risks associated therewith, including, but not limited to:

•	the industry consolidation that has occurred over the past several years, which provides for more aggressive competition;

•	the Company’s financial resources relative to its competitors, which constrains its ability to successfully pursue scaled acquisition or merger opportunities;

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the industry’s uncertain funding environment in future periods after the expiration of Elementary and Secondary School Emergency Relief Fund in 2024, which could negatively impact the funding environment for schools in future years;

•	the Company’s ability to continue to grow its revenues and sales of its K-12 core curriculum, supplemental and intervention solutions, and professional learning services;

•	the Company’s ability to hire and retain technical personnel in an increasingly competitive talent environment; and

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general uncertainty surrounding forecasted economic conditions, both in the near-term and the long-term, including the economic headwinds caused by the COVID-19 pandemic and its potential negative impact on budgets of the Company’s customers.

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Other Strategic Alternatives. The Special Committee’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis, the possibility of growing its business through significant acquisitions and the possibility of pursuing a transformational business combination), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, including the ability to execute a significant acquisition or transformational business combination, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

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Delaware Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL should they so choose;

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Sale Process. The sale process conducted by the Special Committee, with the assistance of Evercore, including the fact that the sale process, during which representatives of the Company contacted 60 potential counterparties, entered into non-disclosure agreements with 20 potential counterparties, engaged in due diligence with and provided management presentations to 11 potential counterparties and received indications of interest from two parties (including Veritas) and one final proposal, which was from Veritas. Additionally, in light of the media leak on January 14, 2022, any parties that were not affirmatively contacted by the Company could have submitted an indication of interest to Evercore and the Company, and the Company would have engaged with such party;

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Arm’s Length Negotiations. The course of negotiations with Parent, including the fact that the Offer Price and the other terms of the Merger Agreement resulted from negotiations between management of the Company and the Company’s legal and financial advisors (with input and guidance from the Special Committee), on the one hand, and Parent and its legal advisors, on the other hand, and the Special Committee’s belief that the Offer Price represented the highest per share consideration that could be negotiated;

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Business Reputation of Veritas. The business reputation, management and financial resources of Veritas, including (i) the debt financing commitment that Parent obtained from BOFA Securities, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC to provide funding for the Offer and the Merger (the debt financing contemplated by such financing commitment, the “Debt Financing”) and (ii) the equity financing commitment that Parent obtained from Veritas to provide funding for the Offer and the Merger (the equity financing contemplated by such financing commitment, the “Equity Financing”);

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Tender Offer. The fact that the transaction is structured as a two-step acquisition of the Company, consisting of a tender offer followed by a second-step merger, and the fact that under the DGCL, the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of the Company’s stockholders;

•	Terms of the Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including:

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the fact that, (i) if so requested by the Company, Purchaser is required to extend the Offer on one or more occasions until the outside date under the Merger Agreement if, at the scheduled expiration time of the Offer, the Minimum Condition (as defined in the Merger Agreement) is not satisfied or waived and (ii) if any of the conditions to closing, other than the Minimum Condition, are not satisfied or waived, then Purchaser is required to extend the Offer on one or more occasions until the outside date under the Merger Agreement if, at the scheduled expiration time of the Offer, any of the Offer conditions is not satisfied or waived, in each case, in order to permit the satisfaction of all Offer conditions;

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the limited and otherwise customary conditions to the Transactions, including the commitments made by Parent and Purchaser to obtain all required regulatory approvals for the Transactions, and the representations, warranties and covenants by Parent and Purchaser related to obtaining the Debt Financing and the Equity Financing, which were substantial assurances that the Transactions would ultimately be consummated on a timely basis;

•	the business reputation, experience and reputation of Veritas;

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the ability of the Company to specifically enforce Parent’s and Purchaser’s obligations under the Merger Agreement, including (subject to certain conditions further described in the Merger Agreement) their obligations to consummate the Offer and the Merger;

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the absence of a financing condition and the fact that the Merger Agreement provides that, if the Transactions are not consummated due to a failure of the Debt Financing sources to fund the Debt Financing, Parent will pay the Company a reverse termination fee of $130 million (the “Reverse Termination Fee”), plus interest and costs of collection, if applicable, without the Company having to establish any damages;

•	the fact that Veritas has entered into a limited guarantee guaranteeing the payment obligations of Parent and Purchaser under the Merger Agreement, subject to a cap equal to $135 million;

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the fact that the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

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the fact that the Merger Agreement allows the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board has the right, after complying with the terms of the Merger Agreement, to change its recommendation to the Company’s stockholders and terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal in certain instances, upon payment of a termination fee of $65 million; and

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the fact that the Merger Agreement allows the Company, under certain circumstances and after complying with the terms of the Merger Agreement, to change its recommendation to the Company’s stockholders in connection with a material change in the Company’s circumstances that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Board as of the date of the Merger Agreement (subject to the payment by the Company of a termination fee of $65 million if the Merger Agreement is terminated by Parent in connection with such change of recommendation).

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Likelihood of Completion. The Special Committee’s belief of the reasonable likelihood that the Offer and the Merger will be completed based on, among other things: (i) the conditions to the Offer and the Merger; and (ii) the fact that the completion of the Offer and the Merger are not subject to any financing condition.

The Special Committee also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including, but not limited to, the following:

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No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s stockholders the opportunity to realize a premium over the prices at which the Shares were trading at the close of trading on January 13, 2022, the last trading day before the date on which a media report was published speculating about a potential sale process, the Company’s stockholders will cease to participate in future earnings or growth of the Company;

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No-Shop Restrictions. The fact that the Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties;

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Termination Fee. The fact that the Merger Agreement provides for a termination fee of $65 million that would become payable by the Company under certain circumstances, including if Parent terminates the Merger Agreement because the Board changes its recommendation or if the Company terminates the Merger Agreement to accept a superior proposal. The Special Committee recognized that the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. However, the Special Committee was of the view, after discussion with its and the Company’s legal and financial advisors, that the amount of the termination fee and the provisions of the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable and would not prevent the Board from exercising its fiduciary duties in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not likely deter competing bids;

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Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

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Debt Financing. The risk that the Transactions will not occur if the Debt Financing is not obtained, as Parent and Purchaser do not on their own possess sufficient funds to consummate the Transactions, and that the Company’s ability to seek specific performance to cause the closing to occur is limited to circumstances further described in the Merger Agreement and that under certain circumstances (including if the Company terminates the Merger Agreement because the Debt Financing is not funded, subject to certain other conditions), the Company’s remedy is limited to the receipt of the $130 million Reverse Termination Fee (plus interest and costs of collection, if applicable);

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Time and Expense Commitment. The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

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Taxable Consideration. The fact that gains from the consideration to be received by the Company’s stockholders in the Offer and the Merger generally will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

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Business Disruption Resulting from the Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger, the resulting distraction of the attention of the Company’s management and the effect on the Company’s relationships with customers, vendors, retail partners, consultants, authors, contributors and other third parties that do business with the Company;

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Interim Restrictions on Business Pending the Completion of the Offer. The operational restrictions imposed on the conduct of the Company’s business prior to the completion of the Offer pursuant to the Merger Agreement, which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

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Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger; and

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Risks Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, and the potential disruptive effect on business and customer relationships.

The Special Committee believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement, the Offer and the Merger.

Board

The Board considered and relied upon the analyses and recommendation of the Special Committee in arriving at its determinations and recommendation to the Company’s stockholders. In considering the Special Committee’s analyses and recommendation, the Board discussed the Special Committee’s recommendation with the members of the Special Committee and the financial and legal advisors of the Special Committee and the Company. The following are some of the significant factors that supported the Board’s determination and recommendation:

•	the opinion of the Company’s financial advisor that the $21.00 price per share was fair to the stockholders of the Company;

•	the business and financial condition of the Company, and the risks associated with continuing as an independent company;

•	the consideration of the other strategic alternatives available to the Company;

•	the sale process conducted by the Special Committee;

•	the specific terms of the Merger Agreement and the structure of the Offer and Merger, and the related benefits to the Company and to the stockholders of the Company;

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each of the above as described in further detail, as well as the other factors considered by the Special Committee, in the section entitled “—Reasons for Recommendation of the Special Committee and Board—Special Committee” above (including with respect to the process followed by the Special Committee prior to entering into the Merger Agreement); and

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the fact that the Special Committee is comprised of four independent directors who are not affiliated with Parent or its affiliates and are not employees of the Company or any of its subsidiaries, and the fact that, other than any compensation for their service on the Board and their interests described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” the members of the Special Committee do not have an interest in the Offer or the Merger different from, or in addition to, that of the holders of the Company common stock generally.

The Board also considered a number of potentially negative factors in its deliberations concerning the Offer and the Merger, including the same potentially negative factors considered by the Special Committee that are listed in the above-captioned section of this Schedule 14D-9 under the heading “—Reasons for the Recommendations of the Special Committee and Board—Special Committee.”

In considering the recommendations of the Special Committee and the Board, Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “—Reasons for the Recommendations of the Special Committee and Board—Special Committee.” The members of the Special Committee and the Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer.

The foregoing discussion of the reasons considered by the Special Committee and the Board, respectively, is not meant to be exhaustive, but includes the material factors, information and analyses considered by each in reaching its determination. The members of the Special Committee and the Board, respectively, evaluated the various reasons listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the financial and legal advisors to the Special Committee and the Company as well as management forecasts. In light of the number and variety of reasons that each of the Special Committee and the Board considered, neither the Special Committee nor the Board found it practicable to quantify, rank or otherwise assign relative weights to the foregoing reasons. Moreover, the determinations of the Board and the Special Committee, respectively, were based upon the totality of the information considered. In addition, the directors may have given different weight to different reasons.

Recommendation of the Special Committee and the Board

In light of the reasons described above, including the recommendation of the Special Committee, the Board has unanimously: (i) approved and declared the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and (iv) recommended that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management and/or directors in the future.

Opinion of the Company’s Financial Advisor

The Company retained Evercore to act as its financial advisor in connection with the Company’s evaluation of strategic alternatives, including the Merger. As part of this engagement, the Company requested that Evercore evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock in the Transactions (the “Consideration”). At a meeting of the Board held on February 21, 2022, Evercore rendered to the Board its opinion to the effect that, as of that date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the consideration of $21.00 per share in cash to be received by the holders of Common Stock in the Transactions was fair, from a financial point of view, to such holders.

The full text of the written opinion of Evercore, dated February 21, 2022, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. the Company encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The opinion does not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any holder of Common Stock should tender shares of Common Stock pursuant to the Offer or take any other action in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

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reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for Evercore’s use by the Company, which we refer to as the Company Forecasts, which are described in more detail in the section entitled “—Certain Company Forecasts”;

•	discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Company Forecasts;

•	reviewed the reported prices and the historical trading activity of the Common Stock;

•	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

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compared the financial performance of the Company and the valuation multiples relating to the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of the Merger Agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and has not assumed responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Forecasts, Evercore assumed with the Company’s consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. Evercore expressed no view as to the Company Forecasts or the assumptions on which they are based.

For purposes of its analysis and opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions will be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions or reduce the contemplated benefits to the holders of Common Stock in the Transactions.

Evercore has not conducted a physical inspection of the properties or facilities of the Company and has not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of February 21, 2022 and financial, economic, market and other conditions as they existed and could be evaluated as of that date. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Common Stock from a financial point of view, of the Consideration. Evercore did not express any view on, and its opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore’s opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor did Evercore’s opinion address the underlying business decision of the Company to engage in the Transactions. Evercore’s opinion did not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any person should tender shares of Common Stock in the Offer or take any other action in respect of the Transactions. Evercore did not express any opinion as to the prices at which Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transactions or as to the impact of the Transactions on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Board on February 21, 2022, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 21, 2022, and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of the Company. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analysis

Evercore performed discounted cash flow analyses of the Company to calculate the estimated present value of the unlevered free cash flow (as described in “—Company Forecasts”) that the Company was forecasted to generate during the Company’s fiscal years 2022 through 2026 based on the Company Forecasts. Evercore calculated terminal values for the Company by applying perpetuity growth rates of 3.0% to 4.0%, which range was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that the Company was forecasted to generate. The cash flows and terminal values in each case were then discounted to present value as of March 31, 2022 using discount rates ranging from 11.50% to 13.50%, which were based on an estimate of the Company’s weighted average cost of capital, and the mid-year cash flow discounting convention. Based on this range of implied enterprise values, the Company’s estimated net debt (calculated as total debt, plus tax-effected pension liability, less cash and cash equivalents) as of March 31, 2022, and the number of fully diluted shares of Common Stock, in each case as provided by the Company’s management, this analysis indicated a range of implied equity values per share of Common Stock of $17.17 to $22.56. Evercore also performed an additional discounted cash flow analysis with the same calculations but added a tax attributes valuation based on tax asset estimates provided by the Company to calculate the incremental value of tax attributes. Based on this analysis, and using the same discount rates, Evercore derived a range of implied equity values per share of Common Stock of $19.11 to 24.64.

DCF Analysis	Implied Equity Value Per Share of Common Stock
Weighted Average Cost of Capital and Perpetuity Growth Rate Methodology (Excluding Tax Assets)
Low	$17.17
High	$22.56
Weighted Average Cost of Capital and Perpetuity Growth Rate Methodology (Including Tax Assets)
Low	$19.11
High	$24.64

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information of the Company to corresponding financial multiples for the selected publicly traded companies in (i) the education publishers industry and (ii) the education technology industry.

For each of the selected companies, which included education publishers Pearson plc, John Wiley & Sons, Inc., and Scholastic Corporation and education technology companies PowerSchool, Chegg Inc., Instructure, Inc., Duolingo, Inc., Coursera Inc., Stride, Inc., Kahoot! ASA and 2U, Inc., Evercore calculated enterprise value (defined as equity market capitalization plus total debt, plus tax-effected pension liability, plus preferred equity, plus minority interest, less unconsolidated assets, less cash and cash equivalents, as applicable) as a multiple of the estimated Adjusted EBITDA, Adjusted EBITDA—Plate CapEx and Adjusted EBITDA – Total CapEx for the 2021 and 2022 calendar years, which we refer to as 2021E Adj. EBITDA, 2021E Adj. EBITDA—Plate CapEx. 2021E Adj. EBITDA – Total CapEx, 2022E Adj. EBITDA, 2022E Adj. EBITDA—Plate CapEx and 2022E Adj. EBITDA – Total CapEx, respectively; in each case, based on closing share prices as of February 18, 2022. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.

This analysis indicated the following:

	Adj. EBITDA
	2021E		2022E
Education Publishers
Max	9.2	x	8.6	x
Mean	7.4		7.1
Median	7.0		7.1
Min	5.9		5.7

	Adj. EBITDA - Plate CapEx
	2021E		2022E
Education Publishers
Max	9.8	x	9.1	x
Mean	9.0		8.9
Median	9.2		8.9
Min	7.9		8.6
Education Technology
Max	28.3	x	25.0	x
Mean	18.6		18.3
Median	19.1		22.3
Min	7.9		6.4

	Adj. EBITDA – Total CapEx
	2021E		2022E
Education Publishers
Max	12.3	x	11.2	x
Mean	11.0		10.4
Median	10.5		10.4

Min	10.2		9.5
Education Technology
Max	37.1	x	31.1	x
Mean	23.5		21.7
Median	23.5		23.1
Min	9.8		7.9

Based on the multiples it derived and based on its professional judgment and experience, Evercore (i) selected a reference range of enterprise value / 2021E Adjusted EBITDA multiples of 7.5x—11.5x and applied this range of multiples to the Company’s 2021E Adjusted EBITDA as set forth in the Company Forecasts; (ii) selected a reference range of enterprise value / 2021E Adjusted EBITDA-Plate CapEx multiples of 9.5x—17.5x and applied this range of multiples to the Company’s 2021E Adjusted EBITDA—Plate CapEx as set forth in the Company Forecasts; (iii) selected a reference range of enterprise value / Adjusted EBITDA – Total CapEx multiples of 11.0x—22.0x and applied this range of multiples to the Company’s 2021E Adjusted EBITDA—Total CapEx as set forth in the Company Forecasts; (iv) selected a reference range of enterprise value / 2022E Adjusted EBITDA multiples of 7.0x—9.0x and applied this range of multiples to the Company’s 2022E Adjusted EBITDA as set forth in the Company Forecasts; (v) selected a reference range of enterprise value / Adjusted EBITDA – Plate CapEx multiples of 9.0x—16.0x and applied this range of multiples to the Company’s 2022E Adjusted EBITDA—Plate CapEx as set forth in the Company Forecasts; and (vi) selected a reference range of enterprise value / Adjusted EBITDA – Total CapEx multiples of 10.5x—21.0x and applied this range of multiples to the Company’s 2022E Adjusted EBITDA—Total CapEx as set forth in the Company Forecasts. Based on this range of implied enterprise values, this analysis indicated ranges of implied equity values per share of Common Stock as shown below, compared to the consideration of $21.00 per Share in the Transactions.

Reference Range	Implied Equity Value Per Share of Common Stock
2021E Adj. EBITDA	$15.07 to $23.12
2021E Adj. EBITDA - Plate CapEx	$15.12 to $27.88
2021E Adj. EBITDA - Total CapEx	$14.31 to $28.64
2022E Adj. EBITDA	$14.88 to $19.14
2022E Adj. EBITDA - Plate CapEx	$15.33 to $27.27
2022E Adj. EBITDA - Total CapEx	$14.07 to $28.16

Although none of the selected companies is directly comparable to the Company, Evercore selected these companies because they are publicly traded companies that Evercore, in its professional judgment and experience, considered relevant to the Company. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.

Selected Transactions Analysis

Evercore reviewed financial information related to selected transactions involving target companies in (i) the education publishing industry and (ii) the education technology industry, which we refer to collectively as the selected transactions.

For the selected transactions, Evercore calculated the total enterprise value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction plus total debt, plus tax-effected pension liability, plus preferred equity, plus minority interest, less unconsolidated assets, less cash and cash equivalents, as applicable) as (i) a multiple of the Adjusted EBITDA – Plate CapEx, which we refer to as TEV / Adj. EBITDA – Plate CapEx, for the target company at the time of the announcement of the applicable transaction. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

Based on the multiples it derived from the selected transactions and based on its professional judgment and experience, Evercore (i) selected a reference range of TEV / Adj. EBITDA – Plate CapEx multiples of 11.0x to 15.0x and applied this range of multiples to the Company’s 2021E Adj. EBITDA—Plate CapEx as of as of February 18, 2022, as set forth in the Company Forecasts. Based on this range of implied enterprise values and the Company’s estimated net debt of $3 million (calculated as calculated as total debt, plus tax-effected pension liability, less cash and cash equivalents) as of March 31, 2022, this analysis indicated ranges of implied equity values per share of Common Stock as shown below, compared to the consideration of $21.00 per share of Common Stock in the Transactions.

Reference Range	Implied Equity Value Per Share of Common Stock
2021E Adj. EBITDA - Plate CapEx	$17.51 to $23.89

Reference Range	Implied Equity Value Per Share of Common Stock (including value of tax attributes)
2021E Adj. EBITDA - Plate CapEx	$19.52 to $25.90

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Last 52-Week Trading Range

Evercore reviewed historical trading prices of Common Stock during the 12-month periods ended January 13, 2022 and February 18, 2022. For the 12-month period ended January 13, 2022, Evercore noted that the low and high closing prices, unaffected by the Transactions, ranged from $3.68 to $17.93. For the 12-month period ended February 18, 2022, Evercore noted that the low and high closing prices ranged from $5.53 and $19.27.

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the Common Stock prepared and published by equity research analysts that were publicly available as of February 18, 2022, the last full trading day prior to the delivery by Evercore of its opinion to the Board. These price targets reflect analysts’ estimates of the future public market trading price of the Common Stock at the time the price target was published. As of February 18, 2022, the range of selected equity research analyst price targets per Share was $17.50 to $20.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of the Company and future general industry and market conditions.

Premiums Paid Analysis

Using publicly available information, Evercore reviewed all all-cash transactions in which one hundred percent of the target’s shares were acquired, with an aggregate transaction value between $2.0 billion and $4.0 billion announced from January 1, 2017 through February 18, 2022, excluding transactions within the financial institutions, real estate and energy industries. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market share prices of the target companies one day and four weeks prior to the announcement of each transaction.

This analysis indicated the following:

	1 Day Prior	4 Weeks Prior
75th percentile	36.7%	45.6%
Mean	28.0%	35.5%
Median	20.0%	31.0%
25th percentile	13.5%	18.9%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a one day premium range of (i) 13.5% to 36.7% to the closing price per share of Common Stock as of January 13, 2022, unaffected by the Transactions; and of (ii) 13.5% to 36.7% to the closing price per share of Common Stock as of February 18, 2022. This analysis indicated ranges of implied equity values per share of Common Stock of $17.55 to $21.13 and $20.57 to $24.77, respectively, compared to the consideration of $21.00 per share of Common Stock in the Transactions. Evercore also applied a four weeks premium range of (i) 18.9% to 45.6% to the closing price per share of Common Stock as of January 13, 2022, unaffected by the Transactions; and of (ii) 18.9% to 45.6% to the closing price per share of Common Stock as of February 18, 2022. This analysis indicated ranges of implied equity values per share of Common Stock of $18.39 to $22.51 and $21.55 to $26.38, respectively, compared to the consideration of $21.00 per share of Common Stock in the Transactions.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Board. In connection with the review of the Transactions by the Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Common Stock. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, of the Consideration to the holders of Common Stock in the Transactions. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Board or the Company’s management or that any specific amount of consideration constituted the only appropriate consideration in the Transactions for the holders of Common Stock.

Pursuant to the terms of Evercore’s engagement letter with the Company, the Company has agreed to pay Evercore a fee for its services in the amount of approximately $32 million, of which $1 million was paid upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Transactions. The Company has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to the Company and Evercore has not received any compensation from the Company during such period. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have advised / provided financial advisory or other services to Veritas for which Evercore received fees, in the aggregate, of approximately $75 million. Evercore and its affiliates may provide financial advisory or other services to the Company and Veritas in the future (though in the case of Veritas, unrelated to the Transactions), and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company or its affiliates, Veritas, potential parties to the Transactions and their respective affiliates or persons that are competitors, customers or suppliers of the Company.

The Company engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

Certain Company Forecasts

Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, the Company does not as a matter of general practice publicly disclose detailed projections as to its anticipated financial position or results of operations, other than providing, from time to time, estimated ranges of certain expected financial results in its regular earnings press releases and other investor materials. While the Company prepares projections annually for internal budgeting and business planning purposes, such projections generally focus on the two to three immediately following fiscal years and are updated from time to time to reflect historical results, bookings and market developments and any changes to customer forecasts.

In connection with the Board’s evaluation of the potential transaction with Veritas and other potential strategic alternatives, the Company’s management provided the Board in November 2021 with certain non-public, unaudited prospective financial information regarding Company for fiscal years 2021 through 2024 (the “Initial Forecast”), which was updated in January 2022 (the “Revised Forecast”). The Revised Forecast was prepared because the Company’s preliminary fiscal fourth quarter 2021 results outperformed the Initial Forecast resulting in a revision to the financial expectations for future periods. The Company’s management also prepared extrapolations for years 2025 and 2026, based on the Revised Forecast, for Evercore’s use in connection with its financial analysis and rendering its opinion. Such extrapolations, the Initial Forecast and the Revised Forecast are collectively referred to herein as the “Forecasts”). In connection with the strategic alternatives process, the Company provided the Forecasts to the Board and to Evercore, and representatives of Evercore distributed the Initial Forecast to all 20 parties that executed the NDA, and the Revised Forecast to Veritas and Party B.

The below summary of the Forecasts is included for the purpose of providing stockholders access to certain non-public information that was made available to the Board, Evercore and certain parties, including Veritas, in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer.

The Forecasts were prepared assuming the Company’s continued operation as a going concern on a standalone basis and without the separate sale of any of the Company’s business units.

None of the Forecasts were intended for public disclosure. The summary of the Forecasts described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Board for dissemination to potential purchasers for the Company or, to Evercore for its reliance in its analysis and opinion to the Board with respect to the Offer Price.

The inclusion of the Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the Forecasts or the information contained therein is material.

The Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles as applied in the U.S. (which we refer to as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the Forecasts or expressed any opinion or any other form of assurance on the Forecasts or their achievability. The Company’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the Forecasts.

In the view of the Company’s management, the Forecasts were prepared on a reasonable basis reflecting management’s best available estimates and judgments regarding the Company’s future financial performance at the time of their respective preparation. The Forecasts were each, at the time of presentation to the Board, intended to supersede and replace all prior Forecasts. The Forecasts are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the date the Forecasts were prepared. None of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecasts or the ultimate performance of the Company relative to the Forecasts. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Forecasts if any or all of them have changed or change or otherwise have become, are or become inaccurate (even in the short term). These considerations should be taken into account if evaluating the Forecasts, each of which were prepared as of an earlier date.

The Forecasts do not necessarily reflect changes in general business or economic conditions since the time they were prepared, changes in the Company’s businesses or their prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the Forecasts were prepared, and the Forecasts are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

Because the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Forecasts also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. The Forecasts constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, the factors described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 24, 2022, and in the Company’s other public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Item 8. Additional Information to be Furnished—Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company shareholder or any other person regarding the actual performance of the Company compared to the results included in the Forecasts or otherwise.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For a more detailed description of the information available, see the section entitled “Item 8. Additional Information to be Furnished—Annual Report.” We have not updated and do not intend to update or otherwise revise the Forecasts to take into account any circumstances or events occurring after the date they were prepared, including the effect of the Transactions. Further, the Forecasts do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed in any manner in that context.

The Forecasts reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company’s businesses.

In addition, certain of the Forecasts are non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Less Plate Capital Expenditures and Adjusted EBITDA Less Capital Expenditures. Non-GAAP financial measures should not be considered in isolated form or as a substitute for financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled financial measures used by other companies.

The following is a summary of the Forecasts:

Initial Forecast

	2021E	2022E	2023E	2024E
Billings	$1,084	$1,160	$1,217	$1,311
% Growth		7.0%	5.0%	7.7%
Revenue	$1,002	$1,099	$1,156	$1,188
% Growth		9.6%	5.2%	2.8%
Adjusted EBITDA(1)	$196	$270	$308	$319

	2021E	2022E	2023E	2024E
% Margin	19.6%	24.5%	26.7%	26.9%
Adjusted EBITDA Less Plate CapEx	$139	$214	$250	$261
% Margin	13.9%	19.5%	21.7%	22.0%
Adjusted EBITDA Less Total CapEx	$99	$165	$202	$214
% Margin	9.9%	15.1%	17.5%	18.0%

(1)

The Company is unable to reconcile the forecasts of Adjusted EBITDA to net (loss) income because certain information necessary for this reconciliation is not available without unreasonable effort since it is difficult to predict and/or dependent on future events that are outside of the Company’s control.

Revised Forecast and Extrapolations

	2021A	2022E	2023E	2024E	2025E	2026E	2026E Norm. (1)
Billings	$1,109	$1,188	$1,257	$1,377	$1,428	$1,560	$1,496
% Growth		7.1%	5.8%	9.6%	3.7%	9.2%
Revenue	$1,050	$1,121	$1,214	$1,261	$1,347	$1,471	$1,411
% Growth		6.8%	8.2%	3.9%	6.8%	9.2%
Adjusted EBITDA	$270	$286	$350	$361	$410	$465	$431
% Margin	25.7%	25.5%	28.8%	28.6%	30.5%	31.7%	30.5%
Adjusted EBITDA Less Plate CapEx	$214	$229	$292	$302	$353	$407	$374
% Margin	20.4%	20.4%	24.1%	24.0%	26.2%	27.7%	26.5%
Adjusted EBITDA Less Total CapEx	$175	$180	$244	$255	$304	$354	$324
% Margin	16.7%	16.1%	20.1%	20.2%	22.6%	24.1%	22.9%

(1)

2026E Normalized is adjusted to account for the multi-year cyclicality in core curriculum purchasing cycles in California, Florida, and Texas (“Big 3”) and is based on the 8-year average of Billings between 2017 and 2024E to account for that cycle. Big 3 financials assume the same Big 3 Adjusted Cash EBITDA% margin and CapEx % of Billings as 2026E.

For purposes of the tables above, the term “Billings” represents a measure which the Company derives from net sales taking into account the change in deferred revenue and the term “Revenue” represents recognized revenue in the period in accordance with U.S. GAAP. Therefore, Billings is an operational metric and in any one period is equal to Revenue plus the change in deferred revenue. For purposes of the tables above, the term “Adjusted EBITDA” refers to a non-GAAP financial measure of GAAP net income/loss plus interest income and expense, other non-cash income/expense, income tax benefit/expense, impairment (both intangible assets and Operating leases), depreciation, amortization, stock-based compensation, restructuring charges, and strategy and cost-reduction related consulting expenses. In addition, Adjusted EBITDA excludes “Other” items related to non-restructuring wind down and severance costs, and transaction and other costs associated with mergers and acquisitions, as well as adjustments related purchase accounting adjustments. For purposes of the tables above, the term “Adjusted EBITDA Less Plate CapEx” refers to a non-GAAP financial measure of Adjusted EBITDA (as described above in this paragraph) less plate capital expenditures and “Adjusted EBITDA Less Total CapEx” refers to a non-GAAP financial measure of Adjusted EBITDA (as described above in this paragraph) less all capital expenditures. Note that the term “Plate CapEx” refers to cash expenditures of capitalized content and the term “Total CapEx” refers to cash expenditures for both capitalized content and property, plant and equipment (inclusive of developed software and platforms).

Using the Revised Forecast and extrapolations provided by the Company, Evercore calculated and assumed unlevered free cash flows for the Company of: $203 million for fiscal year 2021; $220 million for fiscal year 2022; $243 million for fiscal year 2023; $295 million for fiscal year 2024; $311 million for fiscal year 2025; and $354 million for fiscal year 2026. Unlevered free cash flow is calculated as after-tax operating profit plus depreciation and amortization expense, plus (or less) change in deferred revenue, plus (or less) change in deferred compensation, plus (or less) other changes in net working capital, less CapEx (including content development spend or plate CapEx).

The Company also has certain tax assets that may be accessible by the Company in future periods, subject to certain restrictions. These assets include gross deferred interest deductions of $775 million, which are able to be carried forward indefinitely and utilized in future years pursuant to Section 163(j) of the Code though subject to limitation pursuant to Section 382 of the Code upon a change of control. These tax assets also include federal tax loss carryforwards of $919 million. Of the federal tax loss carryforwards, $472 million will expire between 2034 and 2037, and $447 million has an indefinite life but is limited in use to 80% of the Company’s taxable income, and is subject to limitation pursuant to Section 382 of the Code upon a change in control.

The Company also furnished Evercore projected diluted shares outstanding for the years December 31, 2021 and March 31, 2022, as set forth on the table above.

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FORECASTS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE INACCURATE OR NO LONGER APPROPRIATE.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares into the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board retained Evercore Group L.L.C. (“Evercore”) as its financial advisor in connection with the proposed transaction and, in connection with such engagement, Evercore provided to the Board Evercore’s opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. The Board selected Evercore as its financial advisor due to its familiarity with the Company, as well as its reputation, capabilities and substantial experience in transactions of this nature.

In connection with Evercore’s services as the Board’s financial advisor, the Company has agreed to pay Evercore an aggregate transaction fee currently estimated to be approximately $32 million, all of which is contingent upon consummation of the Offer and Merger. In addition, the Company has agreed to reimburse Evercore for its reasonable expenses, not to exceed $50,000, and its reasonable and documented legal fees, not to exceed $100,000, and to indemnify Evercore and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction(1)
John J. Lynch, Jr.	3/1/2022	51,650	N/A	Company RSU Grant
John J. Lynch, Jr.	3/1/2022	77,308	N/A	Company PRSU Grant
Joseph P. Abbott, Jr.	3/1/2022	26,781	N/A	Company RSU Grant
Joseph P. Abbott, Jr.	3/1/2022	40,086	N/A	Company PRSU Grant
William F. Bayers	3/1/2022	10,521	N/A	Company RSU Grant
William F. Bayers	3/1/2022	15,748	N/A	Company PRSU Grant
Michael E. Evans	3/1/2022	19,130	N/A	Company RSU Grant
Michael E. Evans	3/1/2022	28,633	N/A	Company PRSU Grant
James P. O’Neill	3/1/2022	14,347	N/A	Company RSU Grant
James P. O’Neill	3/1/2022	21,474	N/A	Company PRSU Grant
Amy L. Dunkin	3/1/2022	6,695	N/A	Company RSU Grant
Amy L. Dunkin	3/1/2022	10,022	N/A	Company PRSU Grant
Matthew Mugo Fields	3/1/2022	8,608	N/A	Company RSU Grant
Matthew Mugo Fields	3/1/2022	12,885	N/A	Company PRSU Grant
Alejandro Reyes	3/1/2022	5,739	N/A	Company RSU Grant
Alejandro Reyes	3/1/2022	8,590	N/A	Company PRSU Grant
John J. Lynch, Jr.	3/2/2022	59,701	N/A	Vesting of Company RSUs
Joseph P. Abbott, Jr.	3/2/2022	30,956	N/A	Vesting of Company RSUs
William F. Bayers	3/2/2022	12,161	N/A	Vesting of Company RSUs
Michael E. Evans	3/2/2022	22,111	N/A	Vesting of Company RSUs
James P. O’Neill	3/2/2022	16,583	N/A	Vesting of Company RSUs
Amy L. Dunkin	3/2/2022	6,633	N/A	Vesting of Company RSUs
Matthew Mugo Fields	3/2/2022	9,950	N/A	Vesting of Company RSUs
Alejandro Reyes	3/2/2022	6,633	N/A	Vesting of Company RSUs
John J. Lynch, Jr.	3/3/2022	27,082	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting
Joseph P. Abbott, Jr.	3/3/2022	14,222	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting
William F. Bayers	3/3/2022	5,750	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting
Michael E. Evans	3/3/2022	8,566	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting
James P. O’Neill	3/3/2022	6,237	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting
Amy L. Dunkin	3/3/2022	3,233	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting

Matthew Mugo Fields	3/3/2022	4,256	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting
Alejandro Reyes	3/3/2022	3,297	$20.91	Shares sold to satisfy tax withholding requirements upon company RSU vesting
John J. Lynch, Jr.	3/5/2022	123,899	N/A	Vesting of Company PRSUs
John J. Lynch, Jr.	3/5/2022	43,011	N/A	Vesting of Company RSUs
Joseph P. Abbott, Jr.	3/5/2022	69,383	N/A	Vesting of Company PRSUs
Joseph P. Abbott, Jr.	3/5/2022	24,086	N/A	Vesting of Company RSUs
William F. Bayers	3/5/2022	27,258	N/A	Vesting of Company PRSUs
William F. Bayers	3/5/2022	9,463	N/A	Vesting of Company RSUs
Michael E. Evans	3/5/2022	17,081	N/A	Vesting of Company PRSUs
James P. O’Neill	3/5/2022	37,170	N/A	Vesting of Company PRSUs
James P. O’Neill	3/5/2022	12,904	N/A	Vesting of Company RSUs
Amy L. Dunkin	3/5/2022	14,867	N/A	Vesting of Company PRSUs
Amy L. Dunkin	3/5/2022	5,162	N/A	Vesting of Company RSUs
Matthew Mugo Fields	3/5/2022	19,824	N/A	Vesting of Company PRSUs
Matthew Mugo Fields	3/5/2022	6,882	N/A	Vesting of Company RSUs
Alejandro Reyes	3/5/2022	14,867	N/A	Vesting of Company PRSUs
Alejandro Reyes	3/5/2022	5,162	N/A	Vesting of Company RSUs

(1)	Each Company RSU and Company PRSU represents a contingent right to receive one share of Common Stock upon vesting.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) and who have not otherwise waived appraisal rights and otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares as to which appraisal rights are asserted. Except as otherwise specified below, a person having a beneficial interest in Shares held of record in the name of another person, such as a bank, broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any Company stockholders desiring to assert appraisal rights must comply precisely with the procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS, OR PRESERVE THEIR RIGHTS TO DO SO SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED IN SECTION 262 WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING APPRAISAL RIGHTS, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders with respect to the availability of appraisal rights in connection with the Merger under Section 262 and a copy of Section 262 is attached hereto as Annex B.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who: (i) did not validly tender such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) or otherwise waive appraisal rights; (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

•

You must demand in writing the appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on April 1, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (ii) 20 days after March 7, 2022 (the date on which this notice is being given). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or, if tendered, not fail to validly and subsequently withdraw such Shares);

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	You must otherwise comply with the requirements of Section 262.

If you fail to comply with these conditions, you will lose any appraisal rights with respect to your Shares that may be available and, when the Merger is consummated, you will receive payment for your Shares as provided for in the Merger Agreement. Only a holder of record of Shares, or a person duly authorized and explicitly acting on that stockholder’s behalf, is entitled to assert any appraisal rights for the Shares registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record of the Company, fully and correctly, as such stockholder’s name appears on the stockholder’s stock certificates, if any, or on the books and records of the Company, and must state that such person intends thereby to demand appraisal of their Shares in connection with the Merger. The demand for appraisal cannot be made by the beneficial owner of the Shares if he or she is not also the record holder for such Shares. In the event that the beneficial owner of the Shares does not also hold those Shares of record, the beneficial owner must have the record owner, such as a bank, broker, or other nominee, submit the required demand for appraisal in respect of those Shares in order for such demand to be valid. IF YOU HOLD YOUR SHARES THROUGH A BANK, BROKERAGE FIRM, FIDUCIARY (SUCH AS A TRUSTEE, GUARDIAN OR CUSTODIAN) OR OTHER NOMINEE AND YOU WISH TO DEMAND APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY THE NOMINEE. The address for delivery of demand for appraisal is:

Houghton Mifflin Harcourt Company

125 High Street

Boston, Massachusetts 02110

Attention: General Counsel

If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. A person having a beneficial interest in the Shares held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depositary nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depositary nominee and must identify the depositary nominee as the holder of record. A stockholder of record who holds Shares as nominee for a beneficial owner may exercise appraisal rights with respect to the securities held for one or more beneficial owners while not exercising such rights for other beneficial owners but the written demand must set forth the number of Shares as to which demand for appraisal is made. Where no number of Shares is specified, the demand will be presumed to cover all Shares held in the name of such record owner.

Within 10 days after the Effective Time, the Company will give notice of the date that the Merger has become effective to each of the stockholders who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262. At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and accept payment for such stockholder’s Shares as provided for in the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal, in which case the Shares owned by such stockholder shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. After this 60-day period, a dissenting stockholder may withdraw the stockholder’s demand for appraisal only with the written consent of the Company and, if an appraisal proceeding has been commenced, the approval of the Delaware Court of Chancery. If an appraisal proceeding has been commenced and the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, a stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price; provided that this limitation will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Within 120 days after the Effective Time, but not thereafter, the Company (or any successor thereto) or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery, with a copy served on the Company (or any successor thereto) in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by the stockholders, if any, who are entitled to appraisal rights. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to the Shares beneficially owned by such person and as to which appraisal rights have been properly asserted. Company stockholders seeking to assert and exercise appraisal rights should not assume that the Company (or any successor thereto) will file a petition with respect to the appraisal of the value of her, his or its Shares or that the Company will initiate any negotiations with respect to the “fair value” of such Shares. Neither the Company (nor any successor thereto) is under any obligation to, and has no present intention to, file a petition with respect to the appraisal of the Shares that are entitled to appraisal rights. Accordingly, it is the obligation of each stockholder who has complied with the requirements of Section 262 to initiate all necessary action to perfect such stockholder’s appraisal rights within the time periods prescribed by Section 262. The failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing, to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in § 251(h)(6)d. of the DGCL)) not validly tendered, and accepted for purchase, in the Offer and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later. A beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s name, request from the Company the statement described in the foregoing.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon the Company (or any successor thereto), as the surviving corporation in the Merger, the Company (or any successor thereto) will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all the stockholders who have demanded appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). Upon the filing of any such petition, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Company (or any successor thereto) and to the stockholders shown on the duly verified list at the address therein stated. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Company (or any successor thereto).

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which dissenting stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their Shares. The Delaware Court of Chancery may require that dissenting stockholders submit their share certificates, if any, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement. Accordingly, dissenting stockholders are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings. Assuming that immediately before the Merger the Shares remain listed on a national securities exchange, which we expect to be the case, the Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Upon application by the Company (or any successor thereto) or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the verified list filed by the Company (or any successor thereto) and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262.

In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., decided February 1, 1983, the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Delaware Court of Chancery may consider in determining fair value and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders in the Offer and the Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a Share is less than the consideration to be received by stockholders pursuant to the Offer or Merger.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment in cash of the fair value of such Shares, together with interest, if any, to the dissenting stockholders entitled thereto, upon the surrender to the Company by such dissenting stockholders of the certificates, if any, representing such Shares. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as provided in the following sentence, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company (or any successor thereto), as the surviving corporation in the Merger, may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each stockholder seeking appraisal bears her, his or its attorney’s and expert witness expenses. No appraisal proceedings in the Delaware Court of Chancery will be dismissed as to any dissenting stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon terms which the Delaware Court of Chancery deems just; provided that this limitation will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to receive the payment of dividends or other distributions in respect of those Shares (other than those payable to stockholders of record as of a date prior to the Effective Time).

Shares held by any stockholder who demands appraisal of her, his or its Shares under Section 262, but who fails to perfect or effectively withdraws, waives or loses the right to appraisal, will be deemed to have been converted into the right to receive the Offer Price as of the Effective Time, without interest.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

Delaware Anti-Takeover Statute

Section 203 of the DGCL (“Section 203”) generally restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company’s certificate of incorporation provides that the Company is not subject to the restrictions of Section 203. In addition, the Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) with the specific intent of rendering inapplicable thereto the restrictions on business combinations and voting requirements contained in Section 203 and any other state takeover law that may purport to be applicable.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a Request For Additional Information and Documentary Material concerning the Offer, the HSR waiting period will be extended. The Company and Purchaser filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 28, 2022, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on March 15, 2022, unless earlier terminated by the FTC and the Antitrust Division, or if Purchaser withdraws its HSR filing under 16 C.F.R. §803.12 or if Purchaser or the Company receives a formal Request For Additional Information and Documentary Material prior to that time.

Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent’s or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On September 11, 2020, Parent and the Company filed the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer.

Stockholder Approval of the Merger Not Required

Because the Merger will be effected under Section 251(h) of the DGCL, if the requirements of Section 251(h) of the DGCL are satisfied, no vote or consent of the Company stockholders will be necessary to effect the Merger.

Annual Report

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on February 24, 2022.

Forward-Looking Statements

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. HMH cannot assure investors that future developments affecting HMH will be those that it has anticipated. Actual results may differ materially from these expectations due to, among other things: (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for HMH will be made; (iv) uncertainty surrounding how many of HMH’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) and other risks and uncertainties including those identified under the heading “Risk Factors” in HMH’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that HMH may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of HMH’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statement made by HMH in this Schedule 14D-9 speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for HMH to predict all of them. HMH does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 7, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on March 7, 2022)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser on March 7, 2022)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent and Purchaser on March 7, 2022)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent and Purchaser on March 7, 2022)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Purchaser on March 7, 2022)

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on March 7, 2022 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent and Purchaser on March 7, 2022)

(a)(5)(A)	Joint Press Release of the Company and Veritas, dated February 22, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 22, 2022)

(a)(5)(B)	Company Email sent to employees, dated February 22, 2022 (incorporated herein by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on February 22, 2022)

(a)(5)(C)	Company Employee FAQ, dated February 22, 2022 (incorporated herein by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on February 22, 2022)

(a)(5)(D)	Company Talking Points for Leadership Team, dated February 22, 2022 (incorporated herein by reference to Exhibit 99.4 to the Company’s Schedule 14D-9C filed on February 22, 2022)

(a)(5)(E)	Company Letter to Customers posted to Company Website, dated February 22, 2022 (incorporated herein by reference to Exhibit 99.5 to the Company’s Schedule 14D-9C filed on February 22, 2022)

(a)(5)(F)	HMH Social Media Posting, dated February 22, 2022 (incorporated herein by reference to Exhibit 99.6 to the Company’s Schedule 14D-9C filed on February 22, 2022)

(a)(5)(G)	Press Release issued by the Company on February 24, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed on February 24, 2022)

(e)(1)	Agreement and Plan of Merger, dated as of February 21, 2022 by and among the Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 22, 2022)

(e)(2)	Confidentiality Agreement, dated as of November 17, 2021 between the Company and Veritas (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO)

(e)(3)*	Excerpt from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 22, 2021

(e)(4)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit No. 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 13, 2013)

(e)(5)	HMH Holdings (Delaware), Inc. Change in Control Severance Plan (incorporated herein by reference to Exhibit No. 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 13, 2013)

(e)(6)	Houghton Mifflin Harcourt Publishing Company ELT Severance Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2015)

(e)(7)	Form of Director Compensation Letter (incorporated herein by reference to Exhibit No. 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 13, 2013)

(e)(8)	Houghton Mifflin Harcourt Company Non-Employee Director Deferred Compensation Plan (incorporated herein by reference to Exhibit No. 10.50 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

(e)(9)	Amended and Restated Houghton Mifflin Harcourt Company Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 19, 2021)

(e)(10)	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 13, 2013)

(e)(11)	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Form of Stock Option Award Notice (incorporated herein by reference to Exhibit 10.2a to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 13, 2013)

(e)(12)	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Time-Based Restricted Stock Unit Award Notice (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K filed on February 26, 2015)

(e)(13)	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Performance-Based Restricted Stock Award Notice (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K filed on February 26, 2015)

(e)(14)	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Performance-Based Restricted Stock Unit Award Notice (incorporated herein by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on February 26, 2015)

(e)(15)	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Time-Based Restricted Stock Award Notice (incorporated herein by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K filed on February 26, 2015)

(e)(16)	Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 29, 2015)

(e)(17)	Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan Form of Time-Based Restricted Stock Unit Award Notice (Employees) (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed on May 29, 2015)

(e)(18)	Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan Form of Performance-Based Restricted Stock Unit Award Notice (Employees) (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-8 filed on May 29, 2015)

(e)(19)	Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan Form of Time-Based Restricted Stock Unit Award Notice (Directors) (incorporated herein by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on August 6, 2015)

(e)(20)	Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan Form of Stock Option Award Notice (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on August 6, 2015)

(e)(21)	Amendment No. 1 to the Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan dated December 13, 2019 (incorporated herein by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K filed on February 27, 2020)

(e)(22)	Houghton Mifflin Harcourt Company Form of Restricted Stock Unit Award Notice (with Deferral Feature—Directors) (incorporated herein by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

(e)(23)	Houghton Mifflin Harcourt Company Form of Performance-Based Restricted Stock Unit Award Notice (TSR/Billings—Employees) (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2016)

(e)(24)	William Bayers Offer Letter dated April 10, 2007, as amended on May 14, 2009 (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 13, 2013)

(e)(25)	Joseph Abbott Offer Letter dated as of March 10, 2016 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 10, 2016)

(e)(26)	Letter Agreement, effective September 22, 2016, by and between Houghton Mifflin Harcourt Company and L. Gordon Crovitz (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 3, 2016)

(e)(27)	John J. Lynch Offer Letter dated February 10, 2017 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 15, 2017)

(e)(28)	Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan New Hire Stock Option Award Notice dated May 9, 2017 by and between Houghton Mifflin Harcourt Company and John J. Lynch, Jr. (incorporated herein by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K filed on February 22, 2018)

(e)(29)	Houghton Mifflin Harcourt Company 2015 Omnibus Incentive Plan New Hire Time-Based Restricted Stock Unit Award Notice dated May 9, 2017 by and between Houghton Mifflin Harcourt Company and John J. Lynch, Jr. (incorporated herein by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on February 22, 2018)

(e)(30)	Michael E. Evans Offer Letter dated July 23, 2019 (incorporated herein by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on February 24, 2022)

(e)(31)	James P. O’Neill Offer Letter dated August 21, 2017 (incorporated herein by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K filed on February 24, 2022)

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2022

Houghton Mifflin Harcourt Company

By:	/s/ William F. Bayers
William F. Bayers
Executive Vice President, Secretary and General Counsel

Annex A

Opinion of Evercore Group L.L.C.

February 21, 2022

The Board of Directors

Houghton Mifflin Harcourt Company

125 High Street

Boston, MA, 02110

Members of the Board of Directors:

We understand that Houghton Mifflin Harcourt Company (the “Company”) proposes to enter into an Agreement and Plan of Merger, dated as of February 21, 2022 (the “Merger Agreement”), with Harbor Holding Corp. (the “Parent”) and Harbor Purchaser Inc., a wholly owned subsidiary of the Parent (the “Purchaser”). Pursuant to the Merger Agreement, the Purchaser will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), for $21.00 per share in cash (the “Consideration”), and upon consummation of the Offer, the Purchaser will be merged (the “Merger,” and together with the Offer, the “Transaction”) with and into the Company and each outstanding share of the Company Common Stock, other than shares not tendered and accepted pursuant to the Offer and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)

discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);

(iv)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(v)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

The Board of Directors

Houghton Mifflin Harcourt Company

(vi)

compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vii)	reviewed the financial terms and conditions of the Agreement; and

(viii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. We express no view as to the Forecasts or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Company Common Stock of the Transaction.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of

The Board of Directors

Houghton Mifflin Harcourt Company

the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender shares of the Company Common Stock in the Offer or take any other action in respect of the Transaction. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Parent and received fees for the rendering of such services. We may provide financial advisory or other services to the Company and the Parent in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Parent.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

The Board of Directors

Houghton Mifflin Harcourt Company

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Jonathan Knee
Jonathan Knee
Senior Advisor

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed].

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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